UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VIKING SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

926850101

(CUSIP Number)

Cary S. Fitchey

St. Cloud Capital Partners, L.P.

10866 Wilshire Boulevard, Suite 1450

Los Angeles, California 90024

(310) 475-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

W. Alex Voxman

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

March 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.113d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 926850101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Cloud Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,687,500 shares* 8. Shared Voting Power 4,687,500 shares* 9. Sole Dispositive Power 4,687,500 shares* 10. Shared Dispositive Power 4,687,500 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,500 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.

Percent of Class Represented by Amount in Row (11)

            12.81% (based on 31,900,300 shares of Viking Systems, Inc., a Nevada corporation (the

             “Company”), Common Stock outstanding as of March 22, 2005, as reported by the Company).

14.	Type of Reporting Person (See Instructions) IV, PN

*	See response to Item 5(a) and Item 5(b).

CUSIP No. 926850101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCGP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- shares* 8. Shared Voting Power 4,687,500 shares* 9. Sole Dispositive Power -0- shares* 10. Shared Dispositive Power 4,687,500 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,500 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.81% (based on 31,900,300 shares of the Company’s Common Stock outstanding as of March 22, 2005, as reported by the Company).
14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a) and Item 5(b).

CUSIP No. 926850101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). St. Cloud Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- shares* 8. Shared Voting Power 4,687,500 shares* 9. Sole Dispositive Power -0- shares* 10. Shared Dispositive Power 4,687,500 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,500 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.81% (based on 31,900,300 shares of the Company’s Common Stock outstanding as of March 22, 2005, as reported by the Company).
14.	Type of Reporting Person (See Instructions) OO
*	See response to Item 5(a) and Item 5(b).

CUSIP No. 926850101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marshall S. Geller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- shares* 8. Shared Voting Power 4,687,500 shares* 9. Sole Dispositive Power -0- shares* 10. Shared Dispositive Power 4,687,500 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,500 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.81% (based on 31,900,300 shares of the Company’s Common Stock outstanding as of March 22, 2005, as reported by the Company).
14.	Type of Reporting Person (See Instructions) IN

*	See response to Item 5(a) and Item 5(b).

CUSIP No. 926850101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cary S. Fitchey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0- shares* 8. Shared Voting Power 4,687,500 shares* 9. Sole Dispositive Power -0- shares* 10. Shared Dispositive Power 4,687,500 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,500 shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 12.81% (based on 31,900,300 shares of the Company’s Common Stock outstanding as of March 22, 2005, as reported by the Company).
14.	Type of Reporting Person (See Instructions) IN

*	See response to Item 5(a) and Item 5(b).

Item 1 . Security and Issuer

This Schedule 13D, dated as of March 30, 2005, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Viking Systems, Inc., a Nevada corporation (the “Company”), with its principal executive offices located at 7514 Girard Avenue, Suite 1509, La Jolla, California 92037.

Item 2. Identity and Background

(a) This statement is being filed by the following persons:

St. Cloud Capital Partners, L.P., a Delaware limited partnership (“St. Cloud Partners”), SCGP, LLC, a Delaware limited liability company (“SCGP”), St. Cloud Capital, LLC, a California limited liability company (“St. Cloud Capital”), Marshall S. Geller, an individual (“Mr. Geller”), and Cary S. Fitchey, an individual (“Mr. Fitchey,” and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, the “Reporting Persons”).

(b) The address of the principal business of each of the Reporting Persons is 10866 Wilshire Boulevard, Suite 1450, Los Angeles, California 90024.

(c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

(d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Geller and Mr. Fitchey are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 22, 2005, St. Cloud Partners, entered into that certain Securities Purchase Agreement (the “Purchase Agreement”), by and among the Company, St. Cloud Partners, as lead lender and collateral agent, and St. Cloud Partners and Mr. Donald Tucker and Mr. Brian Miller, as subsequently amended by certain Addendums to the Purchase Agreement, pursuant to which Pacific Asset Partners, John S. Lemak, Sandor Capital Master Fund, Aspen Ventures, LLC, Fred B. and Lois Tarter, Bedford Oak Partners, LP, Bella Capital, LLC, Prairie Fire Capital LLC, Michael Stone and Larry Haimovitch (collectively, with St. Cloud Partners, Mr. Donald Tucker and Mr. Brian Miller, the “Purchasers,” and such Purchasers excluding St. Cloud Partners, the “Other Purchasers”) became parties to the Purchase Agreement. Pursuant to the Purchase Agreement, among other things, St. Cloud Partners purchased (i) a Secured Convertible Promissory Note of the Company in the aggregate principal amount of $750,000 (the “St. Cloud Note”) and (ii) a Warrant to purchase 937,500 shares of Common Stock of the Company (the “St. Cloud Warrant”) for an aggregate purchase price of $750,000. The Purchase Agreement, the St. Cloud Note and the Warrant are attached hereto as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated by reference herein. The funds were obtained from working capital of St. Cloud Partners and borrowings of St. Cloud Partners from the United States Small Business Administration.

Item 4. Purpose of Transaction

St. Cloud Partners acquired the St. Cloud Note and the St. Cloud Warrant for investment purposes. Its investment is subject to the terms of the Purchase Agreement, the St. Cloud Note, the St. Cloud Warrant, the Registration Rights Agreement, dated as of March 22, 2005, by and among the Company, St. Cloud Partners and the other individuals identified therein (as amended, the “Registration Rights Agreement”), and the Security Agreement, dated as of March 22, 2005, by and between the Company and St. Cloud Partners, individually and as collateral agent for the benefit of the Purchasers (the “Security Agreement”), which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and are incorporated herein by reference.

Pursuant to the terms of the Purchase Agreement, Viking shall use its best efforts to raise up to $3,000,000 of equity on terms acceptable to St. Cloud Partners by July 1, 2005.

Pursuant to the terms of the Purchase Agreement, until the St. Cloud Note and the Other Purchasers Notes (as defined below) are paid in full, St. Cloud Partners has the option of designating (i) one person to serve on the board of directors of the Company; and (ii) one person to attend meetings of the board of directors of the Company as an observer. St. Cloud Partners has designated Mr. Geller as director and Mr. Larry Haimovitch as an observer. In connection with this appointment, the Company increased the board of directors of the Company to seven (7) directors and appointed Mr. Geller to fill the vacancy resulting from such an increase in the number of directors.

Under the terms of the St. Cloud Note, interest on the principal balance of $750,000 accrues at the rate of 10% per annum and is payable on the last business day of each month through and including February 28, 2006. The maturity date of the St. Cloud Note is March 22, 2006 (or earlier, if the St. Cloud Note is accelerated as provided for in the St. Cloud Note) (the “Maturity Date”). Subject to the limitations contained in the St. Cloud Note, until the St. Cloud Note is repaid in full, the Company may be obligated to prepay the St. Cloud Note, including in the event of a change in control or sale or transfer of the Company’s assets (other than in the ordinary course of business). The St. Cloud Note is convertible into shares of Common Stock at any time prior to the Maturity Date at a conversion price of $0.20 per share (subject to adjustment, the “Conversion Price”). As of March 22, 2005, the St. Cloud Note was convertible into 3,750,000 shares of Common Stock. In addition, the Company has the right to require St. Cloud Partners to convert all or a portion of the St. Cloud Note at the Conversion Price in the event that (i) no event of default (as defined in the Purchase Agreement) exists or is continuing at the time of such mandatory conversion and (ii) the Company has raised a minimum of $3,000,000 in public and/or private equity offerings on or prior to March 22, 2006 at an average price equal to or greater than $0.30 per share of Common Stock.

Events of default which would cause the St. Cloud Note to accelerate, causing the principal and interest on the St. Cloud Note to become immediately due and payable, include, among other things: (i) the failure to make a payment when due or of interest on the St. Cloud for a period of five (5) days from when such payment is due; (ii) any representation or warranty made by the Company in, among others, the Purchase Agreement, the St. Cloud Note or the Security Agreement shall have been incorrect in any material respect when made and shall not have been remedied within ten (10) days after written notice thereof shall have been given to the Company; (iii) the breach of any covenant in the Purchase Agreement or any other Loan Document (as defined in the Purchase Agreement) that is not cured within ten (10) days after written notice thereof shall have been given to the Company; (iv) the making or filing of certain money judgments in excess of $100,000 against the Company; (v) the suspension of the usual business activities of the Company or the winding up or liquidation of the Company’s business; (vi) St. Cloud Partners ceasing to have a valid and perfected security interested in the collateral described in the Security Agreement; and (vii) the removal of the director appointed by St. Cloud Partners without the approval of St. Cloud Partners. The St. Cloud Note is attached hereto as Exhibit 10.2 and is incorporated by reference herein.

The St. Cloud Warrant issued pursuant to the terms of the Purchase Agreement is exerciseable for 937,500 shares of Common Stock, at an exercise price of $0.40 per share (subject to adjustment), on or prior to 5:00 p.m. (California time) on September 22, 2008. The St. Cloud Warrant is attached hereto as Exhibit 10.3 and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the St. Cloud Note and the St. Cloud Warrant and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) Pursuant to the Purchase Agreement, St. Cloud Partners acquired the St. Cloud Note and the St. Cloud Warrant which, as of March 22, 2005, are convertible into and exerciseable for an aggregate of 4,687,500 shares of Common Stock. Assuming conversion of the St. Cloud Note and exercise of the St. Cloud Warrant in full, following the issuance of such shares upon such conversion and exercise, based on 31,900,300 shares of Common Stock outstanding on March 22, 2005 (and excluding outstanding options and warrants), such shares constitute approximately 12.81% of the Common Stock outstanding.

Pursuant to the terms and conditions of the Purchase Agreement, the Other Purchasers acquired in the aggregate (i) Convertible Promissory Notes in an aggregate amount of $2,000,000, on the same terms and conditions as the St. Cloud Note (the “Other Purchasers Notes”, and, collectively with the St. Cloud Note, the “Notes”), and (ii) Warrants to purchase an aggregate of 2,500,000 shares of Common Stock of the Company (the “Other Purchasers Warrants”, and collectively with the St. Cloud Warrant, the “Warrants”), on the same terms and conditions as the St. Cloud Warrant. Such Other Purchasers Notes are convertible into an aggregate of 10,000,000 shares of Common Stock and such Other Purchasers Warrants are exerciseable for an aggregate of 2,500,000 shares of Common Stock. Assuming conversion of the Other Purchasers Notes and exercise of the Other Purchasers Warrants in full, following the issuance of such shares upon such conversion and exercise, based on 31,900,300 shares of Common Stock outstanding on March 22, 2005 (and excluding outstanding options and warrants), such shares constitute approximately 28.15% of the Common Stock outstanding. The Reporting Persons disclaim membership in a group. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller or Mr. Fitchey are the beneficial owners of the securities described in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the 4,687,500 shares of Common Stock beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(3) St. Cloud Capital provides management services to St. Cloud Partners and investment advice to SCGP and may be deemed to beneficially own the 4,687,500 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities described in Item 5(a)(1) or Item 5(a)(2) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(4) In Mr. Geller’s capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 4,687,500 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

(a)(5) In Mr. Fitchey’s capacity as senior manager of SCGP, Mr. Fitchey may be deemed to beneficially own the 4,687,500 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fitchey is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming conversion of the St. Cloud Note and exercise of the St. Cloud Warrants in full:

(b)(1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 4,687,500 shares of Common Stock.

(b)(2) SCGP, as the general partner of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,687,500 shares of Common Stock owned by St. Cloud Partners.

(b)(3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,687,500 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(b)(4) Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,687,500 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(b)(5) Mr. Fitchey, as senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 4,687,500 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d) None, to the knowledge of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

PURCHASE AGREEMENT, ST. CLOUD NOTE AND ST. CLOUD WARRANT. In connection with St. Cloud Partners’ agreement to enter into the Purchase Agreement, the Company paid St. Cloud Partners a closing fee in the amount of $15,000 and reimbursed St. Cloud Partners for certain transaction fees and expenses incurred by St. Cloud Partners in the amount of approximately $50,000. The Purchase Agreement contains customary representations and warranties and covenants. The Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein. The terms and conditions of the Purchase Agreement, and the St. Cloud Note and St. Cloud Warrant issued thereunder, are further described in Item 4 and Item 5 above and are incorporated by reference herein.

Pursuant to the terms of the Purchase Agreement, the Company is to use its best efforts to raise up to $3,000,000 of equity on terms acceptable to St. Cloud Partners by July 1, 2005.

In addition, pursuant to the terms of the Purchase Agreement, the Company has granted to each Purchaser a pre-emptive right to purchase shares of Common Stock or securities of the Company convertible into or exerciseable for shares of Common Stock that may be issued by the Company in a non-registered private offering (a “Private Offering”) on the terms and conditions specified in the Purchase Agreement. With respect to each Purchaser, such pre-emptive rights terminate six (6) months after the date such Purchaser’s Note has been repaid in full or converted in full into shares of Common Stock and, with respect to St. Cloud Partners, the later of (x) six (6) months after the date the St. Cloud Note has been repaid in full or converted in full into shares of Common Stock or (y) such date as St. Cloud Partners shall have invested in the Company a minimum of $2,000,000 in additional equity.

In addition, subject to the terms and conditions specified in the Purchase Agreement, the Purchasers have certain co-sale rights in the event that Mr. Tucker proposes to transfer or sell (other than pursuant to Rule 144) any shares of Common Stock in a Private Offering. Such co-sale rights terminate two (2) years from the date each of such Purchaser’s Note has been repaid in full or converted in full into shares of Common Stock.

REGISTRATION RIGHTS AGREEMENT. Pursuant to the Registration Rights Agreement, the Company has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”), as soon as practicable after the consummation of certain equity offerings the Company proposes to undertake prior to March 22, 2006 but in no event later than six (6) months from the closing date of the transactions contemplated by the Purchase Agreement, a registration statement (the “St. Cloud Registration Statement”) covering, among others, all of the shares of Common Stock issuable upon conversion of the Notes and/or exercise of the Warrants. Furthermore, the Company has agreed not to file any other registration statement, or grant to any person any registration rights, prior to the date the St. Cloud Registration Statement is declared effective. The Registration Rights Agreement is attached hereto as Exhibit 10.4 and is incorporated by reference herein.

SECURITY AGREEMENT. In connection with the transactions described above, under the Security Agreement, as security for the Company’s obligations under the Notes and certain other Loan Documents, the Company granted St. Cloud Partners, individually and as collateral agent for the benefit of the Purchasers, a security interest in the personal property of the Company. The Security Agreement provides the terms and conditions upon which St. Cloud Partners would be able to effect a sale of the collateral upon certain events of default under the Notes. The Security Agreement will terminate upon the satisfaction of all of the Company’s obligations under the Notes and certain other Loan Documents. The Security Agreement is attached hereto as Exhibit 10.5 and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 10.1	Securities Purchase Agreement, dated as of March 22, 2005, by and among the Company, St. Cloud Partners, as lead lender and collateral agent, and St. Cloud Partners and Mr. Donald Tucker and Mr. Brian Miller, as subsequently amended by Addendums to the Purchase Agreement, pursuant to which Pacific Asset Partners, John S. Lemak, Sandor Capital Master Fund, Aspen Ventures, LLC, Fred B. and Lois Tarter, Bedford Oak Partners, LP, Bella Capital, LLC, Prairie Fire Capital LLC, Michael Stone and Larry Haimovitch became parties to the Purchase Agreement.

Exhibit 10.2	Secured Convertible Promissory Note, dated as of March 22, 2005, issued by the Company in favor of St. Cloud Partners.

Exhibit 10.3	Warrant, dated as of March 22, 2005, issued by the Company to St. Cloud Partners.

Exhibit 10.4	Registration Rights Agreement, dated as of March 22, 2005, by and among the Company, St. Cloud Partners and the individuals party thereto.

Exhibit 10.5	Security Agreement, dated as of March 22, 2005, by and between the Company and St. Cloud Partners, as Collateral Agent and a Secured Party.

Exhibit 99	Joint Filing Agreement, dated as of March 30, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, LLC, Mr. Geller and Mr. Fitchey.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated March 30, 2005	ST. CLOUD CAPITAL PARTNERS, L.P.

	By:	SCGP, LLC
	Its:	General Partner

	By:	/s/ Cary S. Fitchey
	Name:	Cary S. Fitchey
	Title:	Senior Managing Member

Dated: March 30, 2005	SCGP, LLC

	By:	/s/ Cary S. Fitchey
	Name:	Cary S. Fitchey
	Title:	Managing Member

Dated: March 30, 2005	ST. CLOUD CAPITAL, LLC

	By:	/s/ Cary S. Fitchey
	Name:	Cary S. Fitchey
	Title:	Managing Member

Dated: March 30, 2005	MARSHALL S. GELLER

	By:	/s/ Marshall S. Geller
	Name:	Marshall S. Geller

Dated: March 30, 2005	CARY S. FITCHEY

	By:	/s/ Cary S. Fitchey
	Name:	Cary S. Fitchey

S-1

EXHIBIT INDEX

Exhibit 10.1	Securities Purchase Agreement, dated as of March 22, 2005, by and among the Company, St. Cloud Partners, as lead lender and collateral agent, and St. Cloud Partners and Mr. Donald Tucker and Mr. Brian Miller, as subsequently amended by Addendums to the Purchase Agreement, pursuant to which Pacific Asset Partners, John S. Lemak, Sandor Capital Master Fund, Aspen Ventures, LLC, Fred B. and Lois Tarter, Bedford Oak Partners, LP, Bella Capital, LLC, Prairie Fire Capital LLC, Michael Stone and Larry Haimovitch became party to the Purchase Agreement.

Exhibit 10.2	Secured Convertible Promissory Note, dated as of March 22, 2005, issued by the Company in favor of St. Cloud Partners.

Exhibit 10.3	Warrant, dated as of March 22, 2005, issued by the Company to St. Cloud Partners.

Exhibit 10.4	Registration Rights Agreement, dated as of March 22, 2005, by and among the Company, St. Cloud Partners and the individuals party thereto.

Exhibit 10.5	Security Agreement, dated as of March 22, 2005, by and between the Company and St. Cloud Partners, as Collateral Agent and a Secured Party.

Exhibit 99	Joint Filing Agreement, dated as of March 30, 2005, by and among St. Cloud Partners, SCGP, St. Cloud Capital, Mr. Geller and Mr. Fitchey.